

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 20, 2006

<u>By Facsimile and U.S. Mail</u>

Ms. Brenda C. Barnes
Chief Executive Officer
Sara Lee Corporation
Three First National Plaza
Chicago, IL 60602-4260

> **Re: Sara Lee Corporation**
> **Form 10-K for the Fiscal Year Ended July 1, 2006**
> **Filed September 14, 2006**
> **File No. 001-03344**

Dear Ms. Barnes:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief